Exhibit 99.11

FORM 9

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities)

Please complete the following:

Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”)

Trading Symbol: ACRG.U

Date: February 20, 2019

Is this an updating or amending Notice:	☐ Yes	☒ No

If yes provide date(s) of prior Notices: N/A.

Issued and Outstanding Securities of Issuer Prior to Issuance: 37,893,946 Subordinate Voting Shares, 1,039,345.35 Proportionate Voting Shares and 168,000 Multiple Voting Shares.

Date of News Release Announcing Private Placement: N/A

Closing Market Price on Day Preceding the Issuance of the News Release: N/A

1.       Private Placement (if shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition), proceed to Part 2 of this form)

Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (US$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

(1)	Indicate date each placee advanced or is expected to advance payment for securities. Provide details of expected payment date, conditions to release of funds etc. Indicate if the placement funds been placed in trust pending receipt of all necessary approvals.

(2)	Indicate if Related Person.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: ________________________________.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. _____________________.

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: ____________________

________________________________________________________________________________________.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	.

(b)	Number	.

(c)	Price per security	.

(d)	Voting rights

6.	Provide the following information if Warrants, (options) or other convertible securities are to be issued:

(a)	Number	.

(b)	Number of securities eligible to be purchased on exercise of Warrants (or options)
.

(c)	Exercise price	.

(d)	Expiry date	.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	.

(b)	Maturity date	.

(c)	Interest rate	.

(d)	Conversion terms	.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(e)	Default provisions	.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): __________________________________________________________________________________________________.

(b)	Cash	.

(c)	Securities	.

(d)	Other	.

(e)	Expiry date of any options, warrants etc.	.

(f)	Exercise price of any options, warrants etc.	.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship ____________________________

.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

.

11.	State whether the private placement will result in a change of control.

.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. ______________________________________________

.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

2.	Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

In October 2018, High Street Capital Partners, LLC (“HSCP”), a subsidiary of the Issuer, held a 30.3% interest in NCC LLC (“NCC”) and entered into a membership interest purchase and contribution agreement (the “Purchase Agreement”) with the individual investors in NCC pursuant to which HSCP acquired the right to acquire the remaining interests in NCC. Upon the closing of the transaction, HSCP will acquire all of the outstanding interests in NCC.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

Pursuant to the terms of the Purchase Agreement, the right to acquire the remaining interests in NCC is contingent upon NCC obtaining regulatory approval from the State of Illinois. On January 7, 2019, NCC received regulatory approval from the State of Illinois to consummate the sale of NCC interests. On February 19, 2019 the board of directors of the Issuer approved the transaction and the acquisition of the remaining NCC interests was consummated.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: $1,723,838.17 (assuming a U.S. to Canadian dollar exchange rate of 1:1.3169, the closing rate published by the Bank of Canada on February 20, 2019).

(b)	Cash: N/A.

(c)	Securities (including options, warrants etc.) and dollar value: 211,131 Subordinate Voting Shares at a deemed price of $8.16 per Subordinate Voting Share (assuming a U.S. to Canadian dollar exchange rate of 1:1.3169, the closing rate published by the Bank of Canada on February 20, 2019). The number of securities to be issued was determined when HSCP and the holders of the remaining NCC interests entered into the Purchase Agreement in October 2018.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(d)	Other: None

(e)	Expiry date of options, warrants, etc. if any:	.

(f)	Exercise price of options, warrants, etc. if any:	.

(g)	Work commitments:	.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

Arm’s length negotiations between the parties.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed by Party	Describe relationship to Issuer (1)
Name and	211,131	$8.16 (the	N/A	s. 2.11, NI	None	Arm’s length
address	Subordinate	number of		45-106
contains	Voting	securities
personal	Shares	issued was
information –		determined
details will be		on the date
provided to		the parties
the CSE upon		entered into
request		the
Purchase
Agreement)

(1) Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired:

Customary representations and warranties of title under the Purchase Agreement and management due diligence.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.): N/A

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):
.

(b)	Cash	.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(c)	Securities	.

(d)	Other	.

(e)	Expiry date of any options, warrants etc.

(f)	Exercise price of any options, warrants etc.	.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

4.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated February 20, 2019.

Glen Leibowitz
Name of Director or Senior Officer

/s/ Glen Leibowitz
Signature

Chief Financial Officer
Official Capacity

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015
Page 7